Exhibit 99.1

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2025

VANCOUVER, BC, Feb. 11, 2026 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") reports its financial results for the three and six months ended December 31, 2025. All figures are expressed in US dollars unless otherwise stated.

FISCAL 2026 Q2 HIGHLIGHT

•	In November 2025, Bolivia initiated a shift to a market-oriented economic model following a change in government. The new administration has pledged to modernize existing mining laws, aiming to reduce bureaucracy, strengthen legal certainty, combat illegal mining, and attract foreign investment. The Company is actively socializing its projects with the new government at all levels.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three and six months ended December 31, 2025 was $1.58 million or $0.01 per share and $2.33 million or $0.01 per share, respectively (the three and six months ended December 31, 2024 - net loss of $0.74 million or $0.00 per share and $2 million or $0.01 per share, respectively). The Company's financial results were mainly impacted by the following items:

•	Working Capital: As of December 31, 2025, the Company had working capital of $41 million.
•	Operating expenses for the three and six months ended December 31, 2025 were $1.47 million and $2.79 million, respectively (the three and six months ended December 31, 2024 - $1.59 million and $3.20 million, respectively).
•	Income from investments for the three and six months ended December 31, 2025 were $0.31 million and $0.42 million, respectively (the three and six months ended December 31, 2024 - $0.19 million and $0.44 million).
•	Foreign exchange (loss) gain for the three and six months ended December 31, 2025 was $(0.42) million and $0.04 million, respectively (the three and six months ended December 31, 2024 - $0.64 million and $0.74 million, respectively).

PROJECT EXPENDITURE

The following schedule summarized the expenditure incurred by category for each of the Company's projects for relevant periods:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931
Capitalized exploration expenditures
Reporting and assessment	94,894	190,352	-	285,246
Drilling and assaying	342	6,763	5,125	12,230
Project management and support	1,155,235	889,034	37,828	2,082,097
Camp service	179,873	295,804	17,033	492,710
Permit and license	12,606	47,818	-	60,424
Value added tax not claimed	109,086	44,020	2,046	155,152
Foreign currency impact	51,499	26,018	3,058	80,575
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365
Capitalized exploration expenditures
Reporting and assessment	765	-	-	765
Drilling and assaying	-	-	589	589
Project management and support	720,428	301,217	31,370	1,053,015
Camp service	377,024	62,953	11,332	451,309
Permit and license	3,412	24,252	-	27,664
Value added tax receivable	79,457	7,939	798	88,194
Foreign currency impact	(56,687)	(16,820)	(4,145)	(77,652)
Balance, December 31, 2025	$91,705,268	$21,733,392	$5,039,589	$118,478,249

SILVER SAND PROJECT

For the three and six months ended December 31, 2025, total expenditures of $0.67 million and $1.18 million, respectively (three and six months ended December 31, 2024 - $0.42 million and $0.94 million, respectively) were capitalized under the project.

CARANGAS PROJECT

For the three and six months ended December 31, 2025, total expenditures of $0.22 million and $0.40 million, respectively (the three and six months ended December 31, 2024 - $0.39 million and $0.75 million, respectively) were capitalized under the project.

SILVERSTRIKE PROJECT

For the three and six months ended December 31, 2025, total expenditures of $0.03 million and $0.04 million, respectively (the three and six months ended December 31, 2024 - $0.01 million and $0.03 million, respectively) were capitalized under the project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company's management discussion and analysis (the "MD&A") and the audited consolidated financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company advancing two permitting stage precious metals projects in Bolivia. Its Silver Sand project in Potosí has the potential to become one of the world's largest silver mines. The Carangas Silver-Gold Project in Oruro strengthens the Company's portfolio through scale, robust economics, and regional exploration potential. With over a decade of operating experience in Bolivia, New Pacific has earned the confidence of its stakeholders and shareholders. The Company is headquartered in Vancouver, British Columbia, and its shares trade on the Canadian Securities Exchange under the symbol "NUAG" and on the New York Stock Exchange under the symbol "NEWP".

For further information, please contact:

Peter Lekich, VP Investor Relations
New Pacific Metals Corp. Phone: (604) 633-1368 Ext. 223
1750 - 1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive the Company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "goals", "forecast", "budget", "potential" or variations thereof and other similar words, or statements that certain events or conditions "may", "could", "would", "might", "will" or "can" occur. Forward-looking statements include, but are not limited to: statements regarding the Company's financial results.

Forward-looking statements are based on a number of estimates, assumptions, beliefs, expectations and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors described in the MD&A, under the heading "Risk Factors", in the Company's most recent annual information form and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Company's Carangas project to Administrative Mining Contract; the ability of the Company to obtain national recognition of its Carangas project's proposed "State of Necessity" designation; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's annual information form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

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